
02005034

TED STATES
EXCHANGE COMMISSION
ıgton, D.C. 20549

UG 2-27-02

SEC FILE NUMBER
8-32327

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

NALICO EQUITY CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS :(Do not use P.O. Box No.)


RECEIVED
FEB 25 2002

Am Mühlhebel 9
(No. and Street)

67685 Weilerbach, Germany
(City) (State) (ZIP Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debra R. Stapleton 011-49-637-480-1187
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TAXCO
(*Name - if individual, state last, first, middle name*)

Dorfstr. 26 35625 Rechtenbach, Germany
(Address) (City) (State) (ZIP Code)

CHECK ONE:
[ ] Certified Public Accountant
[ ] Public Accountant
[X] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Debra R. Stapleton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

NALICO Equity Corporation, as of

December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' or Partners' or Sole Proprietor's Equity.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital Under Rule 15c3-1.
- [x] (h) Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (I) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- [x] (j) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to Computation of Net Capital and Computation for Determination of the Reserve Requirements.
- [x] (k) An Oath or Affirmation.
- [NA] (l) A copy of the SIPC Supplemental Report.
- [x] (m) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5	**FOCUS REPORT** Financial and Operational Combined Uniform Single Report) Part IIA Annual 17a-5(a) INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17

COVER

Is net capital requirement calculated using (B)asic or (A)lternative method? **BASIC**

Broker-Dealer Name: **NALICO EQUITY CORPORATION**

Address: **AM MÜHLHEBEL 9**
67685 WEILERBACH, GERMANY

SEC File Number: **8-32327**

Firm I.D. **015530**

Period Beginning: **01/01/01**
Period Ending: **31/12/01**

Name and telephone number of person to contact in regard to this report:

Contact Name: **DEBRA R. STAPLETON**
Contact Phone: **011-49-637-480-1187**

Name(s) of subsidiaries or affiliates consolidated in this report:
Name(s): Phone Number:

Does respondent carry its own customer accounts? **NO**

Check here if respondent is filing an audited report **YES**

ASSETS

Consolidated [ ] or Unconsolidated [X]:

		Allowable	Nonallowable	TOTAL
1	Cash:	$ 29,194.34		$ 29,194.34
	(Checking Account) 28826.34			
	(CRDRG Account) 208.00			
	(CRDRN Account) 160.00			
2	Receivables from Brokers & Dealers:			
A	Clearance Account			
B	Other		$ 5,662.07	$ 5,662.07
	(Dealer Reserve) 5615.41			
	(Payables Below Minimum) 46.66			
3	Receipts from non-customers:			
4	Securities & spot commodities owned at market value:			
A	Exempted securities			
B	Debt securities			
C	Options			
D	Other securities	$ 7,016.27		$ 7,016.27
	(OPP MMF) 6786.66			
	(PIO MMF) 229.61			
E	Spot commodities			
5	Securities owned not readily marketable:			
A	At cost			
B	At estimated fair value			
6	Securities borrowed under subordination agreements & partners' individual & capital securities accounts, at market value:			
A	Exempted securities			
B	Other			
7	Secured demand notes - market value of collateral:			
A	Exempted securities			
B	Other			
8	Memberships in Exchange:			
A	Owned at market value			
B	Owned at cost			
C	Contributed for use of company at market value			
9	Investment in & receivables from affiliates, subsidiarys & associated partnerships:			
10	Property, furniture, equipment, leasehold improvements & rights under lease agreements, at cost (net of accummulated depreciation and amortization):			
11	Other Assets:			
12	**TOTAL ASSETS:**	$ 36,210.61	$ 5,662.07	**$ 41,872.68**

LIABILITIES

		Allowable	Nonallowable	TOTAL
13	Bank loans payable:			
14	Payable to brokers/dealers:			
A	Clearance Account			
B	Other			
15	Payable to non-customers:			
16	Securities sold not yet purchased at market value:			
17	Accounts payable, accrued liabilities, expenses & other (unpaid expenses):			
18	Notes & mortgages payable:			
A	Unsecured			
B	Secured			
19	Liabilities subordinated to the claims of general creditors:			
A	Cash borrowings			
	1. From outsiders			
	2. Includes equity subordination of			
B	Securities borrowed at market			
	From outsiders			
C	SDN Coll Agreements			
	1. From outsiders			
	2. Includes equity subordination of			
D	Exch memberships contrib for use of co. at mkt			
E	Accts & other borrowings not qual for net cap			
20	**TOTAL LIABILITIES:**			$ -

OWNERSHIP EQUITY

21	Sole Proprietorship:		
22	Partnership & limited partners:		
23	Corporation:		
A	Preferred Stock		
B	Common Stock		
C	Additional paid-in capital	$	25,000.00
D	Retained earnings	$	16,872.68
E	Total	$	41,872.68
F	Less treasury stock		
24	**TOTAL OWNERSHIP EQUITY:**	**$**	**41,872.68**
25	**TOTAL LIABILITIES AND OWNERSHIP EQUITY:**	**$**	**41,872.68**

STATEMENT OF INCOME (LOSS)

REVENUE

1	Commissions:		
a	On listed equity securities executed on an exchange		
b	On listed option transactions		
c	On all other securities		
d	Total securities commissions		
2	Gains or losses on firm trading accounts:		
a	From market making in options on National Security Exchange		
b	From all other trading		
c	Total gains and losses		
3	Gains or losses on firm investment accounts (Div Income):	$	222.91
4	Profit or loss from underwriting or selling groups:		
5	Revenue from sale of investment company shares: (TOTAL Dealer Concessions+ Returned Commissions)	$	238,114.56
6	Commodities revenue:		
7	Fees for account supervision, investment advisory & administrative services:		
8	Other revenue:	$	907.00
	(CRD Reallocation) $38.00		
	(Fees) $869.00		
9	Total revenue:	$	239,244.47

EXPENSES

10	Salaries & other employment costs for general partners & voting stockholder officers:		
11	Other employee compensation & benefits (TOTAL Commission):	$	177,234.86
12	Commissions paid to other broker-dealers:		
13	Interest expense:		
a	Including interest on accounts subject to subordination agreement		
14	Regulatory fees & expenses (TOTAL NASD Fees):	$	7,624.00
15	Other expenses:		$49,005.70
	(TOTAL Business Expense) $47,633.52		
	(Reserve Withdrawn) $1,371.98		
	(Bank Error) $0.20		
16	Total expenses:	$	233,864.56

NET INCOME

17	Income(loss) before Federal Taxes:	$	5,379.91
18	Provision for Federal Income Taxes (parent only):		
19	Equity in earnings(losses) of unconsolidated subordinates:		
a	After Federal income taxes of		
20	Extraordinary gains(losses):		
a	After Federal income taxes of		
21	Cummulative effect of changes in accounting principle:		
22	Net income/loss after Federal income taxes & extraordinary items:	**$**	**5,379.91**

EXEMPTIVE PROVISIONS

25 If an exemption from Rule 15c3-3 is claimed, mark the appropriate rule section with an 'X':

X A (k)(1) - Limited business (mutual funds and/or variable annuities only)

B (k)(2)(I) - "Special Account for Exclusive Benefit of Customers" maintained

C (k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Clearing Firm SEC #s Product Code [A=all;O=options; M=municipals; G=general securities; X=other]

8-
8-
8-
8-
8-

D (k)(3) - Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1	Total ownership equity from Statement of Financial Condition:			$	41,872.68
2	Deduct ownership equity not allowable for Net Capital:			$	-
3	Total ownership equity qualified for Net Capital:			$	41,872.68
4	Add:				
A	Liabilities subordinated to claims of general creditors allowable in computation of net capital:			$	-
B	Other (deductions) or allowable credits (List):				
	Description Amount				
				$	-
5	Total capital & allowable subordinated liabilities:			$	41,872.68
6	Deductions &/or charges:				
A	Total non-allowable assets from Statement of Financial Condition (Notes B and C):	$	5,662.07		
B	Secured demand note deficiency				
C	Commodity futures contracts & spot commodities - proprietary capital charges				
D	Other deductions &/or charges			-$	5,662.07
7	Other additions &/or credits (List):				
	Description Amount				
8	Net capital before haircuts on securities positions:			$	36,210.61
9	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A	Contractual securities commitments				
B	Subordinated debt				
C	Trading and investment securities:				
	1. Exempted securities				
	2. Debt securities				
	3. Options				
	4. Other securities				
D	Undue concentration				
E	Other (List)	$	140.33		
	Description: MMFs — Amount of Investment: $7,016.27				
				-$	140.33
10	Net Capital:			$	36,070.28

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11	Minimum net capital required: (6-2/3% of Aggregate Indebtedness)	$	-
12	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000.00
13	Net Capital Requirement (greater of line 11 or 12):	$	5,000.00
14	Excess net capital:	$	31,070.28
15	Excess net capital @ 1000% (net capital - 10% of Aggregate Indebtedness):	$	36,070.28

COMPUTATION OF AGGREGATE INDEBTEDNESS

16		Total A. I. liabilities from Statement of Financial Condition	$ -
17		Add:	
	A	Drafts for immediate credit	
	B	Market value of securities borrowed where no equivalent value is paid or credited	
	C	Other unrecorded amounts (List)	
		Description Amount	
18			
19		Total Aggregate Indebtedness:	$ -
20		Percentage of Aggregate Indebtedness/Net Capital (line 19 / line 10):	0%

OTHER RATIOS

21	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	0%

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
		TOTAL:			

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1		Balance, beginning of period:	$ 36,492.77
	A	Net income (loss)	$ 5,379.91
	B	Additions, includes non-conforming capital of	
	C	Deductions, includes non-conforming capital of	
2		Balance, end of period:	**$ 41,872.68**

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3		Balance, beginning of period:
	A	Increases
	B	Decreases
4		Balance, end of period:

Statement of Financial Condition

(Includes unrealized gains)

As of 31/12/01 (in U.S. Dollars) (Accrual Basis)

Account	31/12/01 Balance
ASSETS	
Cash and Bank Accounts	
Checking Account	28,826.34
CRDRG Account	208.00
CRDRN Account	160.00
OPP Cash Reserves Class A	6,786.66
PIO Euro Reserve Fund	229.61
TOTAL Cash and Bank Accounts	36,210.61
Other Assets	
Dealer Reserve	5,615.41
WOOD PBM	0.00
WRL PBM	46.66
TOTAL Other Assets	5,662.07
TOTAL ASSETS	41,872.68
LIABILITIES & EQUITY	
LIABILITIES	
Credit Cards	
Office Expenses	0.00
TOTAL Credit Cards	0.00
Other Liabilities	
Unpaid Commissions	0.00
TOTAL Other Liabilities	0.00
TOTAL LIABILITIES	0.00
EQUITY	41,872.68
TOTAL LIABILITIES & EQUITY	41,872.68

Statement of Cash Flows

01/01/01 Through 31/12/01 (in U.S. Dollars)

15/02/02

Category Description	01/01/01-31/12/01
INFLOWS	
Uncategorized	0.00
CRD Reallocation	38.00
Dealer Concessions	219,325.46
12B-1 Fees	16,181.64
Payable Below Minimum	140.76
TOTAL Dealer Concessions	235,647.86
Div Income	222.91
Other Income	
Application Fees	869.00
TOTAL Other Income	869.00
TOTAL INFLOWS	236,777.77
OUTFLOWS	
Bank Error (-)	0.20
Business Expense	
Ads	1,099.00
Bank Charge	0.97
Corporate Fee	265.00
Education	
Study Materials	707.38
TOTAL Education	707.38
Executive Consultant's Office	39,000.00
NALICO Home Office	2,000.00
Office Supplies	697.50
Postage and Delivery	107.94
Printing and Reproduction	41.04
Service Charge	36.00
Tax, Business	
State	172.60
TOTAL Tax, Business	172.60
Travel, Business	3,465.21
Utilities, Business	
Telephone	40.88
TOTAL Utilities, Business	40.88
TOTAL Business Expense	47,633.52
Commission	170,938.75
Override	6,296.11
TOTAL Commission	177,234.86
NASD Fees	
Lic & Reg	25.00
FBI Fingerprint Fee 1st Subm.	44.00
GA Individual Reg. Fee	50.00
NASD Branch Registration Fee	75.00
NASD CE Tracked Fee S101	65.00
NASD Disclosure Processing Fee	475.00
NASD Fingerprint 1st Subm.	20.00
NASD Individual Reg. Fee	595.00
NASD Termination Fee-Full U5	480.00
NC Individual Registration Fee	55.00
S6 Exam	120.00
S63 Exam	65.00
TX Individual Reg. Fee	470.00
TOTAL Lic & Reg	2,539.00
Membership	4,935.00
Registration Of OSJ	150.00
TOTAL NASD Fees	7,624.00
Reserve Withdrawn	1,371.98
TOTAL OUTFLOWS	233,864.56
OVERALL TOTAL	2,913.21

Changes in Financial Condition

01/01/00 Through 31/12/01 (in U.S. Dollars)

Category Description	01/01/00-31/12/00	01/01/01-31/12/01	Amount Difference
INFLOWS			
Uncategorized	0.00	0.00	0.00
CRD Reallocation	1,305.00	38.00	-1,267.00
Dealer Concessions	311,759.04	219,325.46	-92,433.58
12B-1 Fees	23,328.07	16,181.64	-7,146.43
Payable Below Minimum	200.40	140.76	-59.64
TOTAL Dealer Concessions	335,287.51	235,647.86	-99,639.65
Div Income	345.78	222.91	-122.87
Other Income			
Application Fees	1,571.00	869.00	-702.00
Miscellaneous	41,913.37	0.00	-41,913.37
State Renewal Fees	1,615.00	0.00	-1,615.00
TOTAL Other Income	45,099.37	869.00	-44,230.37
TOTAL INFLOWS	382,037.66	236,777.77	-145,259.89
OUTFLOWS			
Bank Error (-)	0.00	0.20	-0.20
Business Expense			
Ads	0.00	1,099.00	-1,099.00
Bank Charge	4.74	0.97	3.77
Corporate Fee	255.00	265.00	-10.00
Corporate Meeting	2,124.25	0.00	2,124.25
Education			
Study Materials	0.00	707.38	-707.38
TOTAL Education	0.00	707.38	-707.38
Executive Consultant's Office	36,000.00	39,000.00	-3,000.00
Insurance			
Surety Bond	3,675.00	0.00	3,675.00
TOTAL Insurance	3,675.00	0.00	3,675.00
NALICO Home Office	0.00	2,000.00	-2,000.00
Office Supplies	0.00	697.50	-697.50
Postage and Delivery	262.41	107.94	154.47
Printing and Reproduction	495.53	41.04	454.49
Service Charge	42.00	36.00	6.00
Tax, Business			
Franchise	162.85	0.00	162.85
State	0.00	172.60	-172.60
TOTAL Tax, Business	162.85	172.60	-9.75
Travel, Business	5,000.00	3,465.21	1,534.79
Air Fare	12,622.08	0.00	12,622.08
TOTAL Travel, Business	17,622.08	3,465.21	14,156.87
Utilities, Business			
Telephone	0.00	40.88	-40.88
TOTAL Utilities, Business	0.00	40.88	-40.88
TOTAL Business Expense	60,643.86	47,633.52	13,010.34
Commission	259,806.13	170,938.75	88,867.38
Held Commissions	135.32	0.00	135.32
Override	3,613.75	6,296.11	-2,682.36
TOTAL Commission	263,555.20	177,234.86	86,320.34
Miscellaneous	41,913.37	0.00	41,913.37
NASD Fees			
Lic & Reg	160.00	25.00	135.00
FBI Fingerprint Fee 1st Subm.	110.00	44.00	66.00
GA Broker Dealer Reg. Fee	250.00	0.00	250.00
GA Individual Reg. Fee	150.00	50.00	100.00
KS Broker Dealer Reg. Fee	200.00	0.00	200.00
KS Individual Reg. Fee	50.00	0.00	50.00
NASD Branch Registration Fee	75.00	75.00	0.00
NASD CE Tracked Fee S101	260.00	65.00	195.00
NASD Disclosure Processing Fee	0.00	475.00	-475.00
NASD Fingerprint 1st Subm.	50.00	20.00	30.00
NASD Individual Reg. Fee	1,020.00	595.00	425.00
NASD Late Termination Fee	80.00	0.00	80.00
NASD Termination Fee-Full U5	480.00	480.00	0.00

Changes in Financial Condition

01/01/00 Through 31/12/01 (in U.S. Dollars)

Category Description	01/01/00-31/12/00	01/01/01-31/12/01	Amount Difference
S26 Exam	75.00	0.00	75.00
S28 Exam	300.00	0.00	300.00
S6 Exam	720.00	120.00	600.00
S63 Exam	390.00	65.00	325.00
SC Broker Dealer Reg. Fee	300.00	0.00	300.00
SC Individual Reg. Fee	300.00	0.00	300.00
TX Individual Reg. Fee	470.00	470.00	0.00
TOTAL Lic & Reg	6,235.00	2,539.00	3,696.00
Membership	5,535.00	4,935.00	600.00
Registration Of OSJ	50.00	150.00	-100.00
TOTAL NASD Fees	11,820.00	7,624.00	4,196.00
Reserve Withdrawn	1,004.58	1,371.98	-367.40
TOTAL OUTFLOWS	378,937.01	233,864.56	145,072.45
OVERALL TOTAL	3,100.65	2,913.21	-187.44

NALICO EQUITY CORPORATION
Notes to Financial Statements

Note A The PIO Euro Reserve Fund was established for the purpose of depositing Dealer Concessions received in European Euros. For purposes of calculations, the value of one Euro was deemed equivalent to the value of one US Dollar.

Note B The Bank Error (-$0.20) was reported to the bank, but had not been corrected at time of this audit.

Note C The business of this Broker-Dealer in the year ending December 31, 2001 consisted exclusively of the distribution of shares of registered open-end investment companies and the sale of variable annuities, and thus was excluded from membership in the Securities Investor Protection Corporation ("SIPC").

NALICO EQUITY CORPORATION
Accountant's Report

The audited financial statement of the Company and my report thereon are presented in the preceding sections of this report. In accordance with the requirements of SEC Rule 17a-5, the following statements are added. The audit was made in accordance with generally accepted auditing standards. Such information has been subject to the auditing procedures applied in the examination of the basic financial statement and, in my opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole. No material inadequacies were disclosed. No exceptions are noted.


James L. Grey

15. FEB. 2002
Date

Frankfurt, Germany
Location